FORM CORRESP Hollysys Automation Technologies LTD - HOLI Filed: April 9, 2010 (period: ) Correspondence from a filer to the SEC

Table of Contents
CORRESP

April 9, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andri Boerman

Re:	Hollysys Automation Technologies Ltd. Form 20-F for the fiscal year ended June 30, 2009 Filed September 30, 2009 File No. 001-33602

Dear Andri:

This letter is in response to the Staff’s comments to the Company by its letter dated March 24, 2010 relating to the above-referenced Form 20-F. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 20-F for the Fiscal Year Ended June 30, 2009
Item 3. Key Information, page 5
Selected Consolidated Financial Data, page 5

1.
Please explain to us why you did not present the selected financial data for the five most recent fiscal years. We see that you presented financial data for all five years in your Form 20-F for the fiscal year ended June 30, 2008. Refer to Item 3.A of Form 20-F.

[Hollysys response]:

Hollysys is in a fast growth phase of its businesses, especially riding on China’s secular trend of infrastructure build-out in high-speed rail, nuclear, and subway. The management chooses to present the selected financial data for the past three most recent fiscal years because we believe the fast growing nature of our business renders our financial data for the 4th and 5th most recent fiscal years out-of-date and inclusion of the out-of-date financial data wouldn’t provide much relevant information to our shareholders. For examples, the composition of revenue changed dramatically between the fiscal year of 2009 and 2006, with industrial revenue percentage at 86% of integrated contract revenue in fiscal 2006, changed to 55% of integrated contract revenue in fiscal 2009, whereas the revenue from rail, subway, and nuclear grew from 14% in fiscal 2006 to 45% in fiscal 2009.

Andri Boerman
Securities and Exchange Commission
April 9, 2010

2.
We note you presented non-GAAP measures such as Non-GAAP Net Income, Non-GAAP Basic Earnings-Per-Share and Non-GAAP Diluted Earnings-Per-Share. However, we do not see where you have provided the disclosures required by Items 10(e)(l)(i)(B) (C) and (D) of Regulation S-K. Please explain to us and, to the extent you provide non-GAAP measures in the future filings, reverse your future filings to disclose the reasons why you management believes that presentation of these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. In addition, disclose the additional purposes, if any, for which you management uses the measures. Please describe how you calculate the non-GAAP earnings-per-share amounts, and, by schedule or other clearly understandable method, please reconcile the numerator and denominator you use in that calculation to the amounts used in your GAAP earnings-per-share calculation.

[Hollysys response]:

The Company’s Non-GAAP adjustments for recent three fiscal years included:

(1) Amortization of discount and interest on notes payable related to bridge loan, - regarding the amortization of discount and interest expenses for the bridge loan raised in 2006, which we included a description in Bridge Loan Transaction on page F-16 of the 20-F Form for the Fiscal Year Ended June 30, 2009.

(2) Stock-based compensation cost for incentive shares, - regarding the non-cash expenses resulted from the Company’s issuance of incentive shares, which we included a description in Note 13 – COMMON STOCK on page F-31 of the 20-F Form for the Fiscal Year Ended June 30, 2009.

(3) Stock-based compensation cost for options, - regarding the non-cash expenses for options granted to employees, which we included a description in Note 14 – SHARE OPTION PLAN on page F-32 of the 20-F Form for the Fiscal Year Ended June 30, 2009.

We have provided the detailed Net Income reconciliation between GAAP and Non-GAAP basis and calculation of Non-GAAP EPS on the Selected Financial Data table on page 5 of the 20-F Form for the Fiscal Year Ended June 30, 2009, which is attached below:

	Years Ended June 30,
	2009	2008	2007
Net income (loss)	(13,851,064)	(1,677,178)	13,084,751
Add: Amortization of discount and interest on notes payable related to bridge loan	-	3,244,434	6,401,975
Add: Stock-based compensation cost for incentive shares	39,240,000	17,000,000	-
Add: Stock-based compensation cost for options	319,026	84,473	-
Non-GAAP net income	25,707,962	18,651,729	19,486,726
Weighted average common shares	44,950,883	37,658,437	22,200,000
Weighted average number of diluted common shares	44,950,883	37,658,437	22,883,836
Non-GAAP basic earnings per share	0.57	0.50	0.88
Non-GAAP diluted earnings per share	0.57	0.50	0.85

Andri Boerman
Securities and Exchange Commission
April 9, 2010

The amortization of discount and interest on notes payable related to bridge loan is non-recurrent and non-operation-related in nature. And Stock-based compensation are non-cash transactions, and are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. The management believes that to use non-GAAP measures in our presentation could help our shareholders to have a better understanding of the Company’s operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the company.

Operating Results   Comparison of Fiscal Years Ended June 30, 2009 and 2008, page 40
VAT Refunds and Government Subsidy, page 42

3.
We note the discussion that the refunds and subsidies were accounted for based on “hard evidence” that the operations of these companies were entitled to receive them. Please tell us and revise future filings to clearly describe and identify the criteria that must be met before you recognize the VAT refunds and government subsidies.

[Hollysys response]:

VAT refunds related to software products are recognized upon the completion of government approval process.

Government subsidies are recognized when received and the conditions prescribed by the government have been fulfilled.

Income (loss) from Operations, page 42

4.
We note you included non-GAAP measures in this section, including for example, operating income excluding stock compensation expenses which amounted to $32.35 million and operating income excluding stock compensation expenses as a percentage of total revenues which equaled 20.5% in fiscal 2009. You also present similar non-GAAP measures for the year ended June 30, 2008 which equaled $19.77 million and 16.3%, respectively. However, we do not see where you have identified the measures as non-GAAP, nor have you provided the disclosures required by Item 10(e)(l)(i) of Regulation S-K. To the extent you provide these or any other non-GAAP measures in future filings, revise your filings to provide the required disclosures, including (i) a reconciliation of each non-GAAP measures which the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; (ii) the reasons why your management believes that presentation of these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations; and (iii) the additional purposes, if any, for which your management uses the measures. Please provide us with reconciliations and the disclosure you will include in future filings.

Andri Boerman
Securities and Exchange Commission
April 9, 2010

[Hollysys response]:

The Company will include a more detailed disclosure regarding Non-GAAP measures in Operating Results part of Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS in our future 20-F Form, such as follows:

In evaluating our results, the Non-GAAP measures of “Non-GAAP G&A Expenses”, “Non-GAAP Income (loss) from Operations”, and “Non-GAAP Net income (loss) and Earnings (loss) per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with GAAP. We believe these Non-GAAP measures are useful to investors, as they exclude amortization of discount and interest on notes payable related to bridge loan and stock-based compensation costs. The amortization of discount and interest on notes payable related to bridge loan is non-recurrent and non-operation-related in nature. And stock-based compensation are non-cash transactions, and are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We believes that to use non-GAAP measures could help our shareholders to have a better understanding of the Company’s operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the company.

The following table provides a reconciliation of GAAP Measures to Non-GAAP measures for the periods indicated:

	Years Ended June 30,
	2009	2008	2007
G&A Expenses	48,981,078	26,588,771	7,135,221
Minus: Stock-based compensation cost for incentive shares	39,240,000	17,000,000	-
Minus: Stock-based compensation cost for options	319,026	84,473	-
Non-GAAP G&A Expenses	9,422,052	9,504,298	7,135,221

Net income (loss)	(13,851,064)	(1,677,178)	13,084,751
Add: Amortization of discount and interest on notes payable related to bridge loan	-	3,244,434	6,401,975
Add: Stock-based compensation cost for incentive shares	39,240,000	17,000,000	-
Add: Stock-based compensation cost for options	319,026	84,473	-
Non-GAAP net income	25,707,962	18,651,729	19,486,726

Weighted average common shares	44,950,883	37,658,437	22,200,000
Weighted average number of diluted common shares	44,950,883	37,658,437	22,883,836
Non-GAAP basic earnings per share	0.57	0.50	0.88
Non-GAAP diluted earnings per share	0.57	0.50	0.85

Andri Boerman
Securities and Exchange Commission
April 9, 2010

Inventories, page F-19

5.
We note that on January 1, 2009 you elected to change the costing method for purchased inventories previously accounted for on weighted average basis to the first-in, first-out basis. We also note that you did not restate the prior periods as required by FASB ASC 250-10-45 (previously SFAS 154) because you concluded that the change did not result in a material cumulative difference or a material difference in any one reporting period. Please provide us with the materiality analysis on which you based that conclusion. In your analysis, quantify the effect of the accounting change for each period presented, In addition, tell us the amount of the cumulative effect of the accounting change which you recorded in the year ended June 30, 2009.

[Hollysys response]:

Since Hollysys has a very quick inventory turnover with insignificant portion of the beginning inventory remaining at the year-end inventory, and has a stable raw material purchase price with little fluctuation, the costing method change is insignificant to the company’s inventory valuation.

By the Company’s calculation, the costing method change resulted in a decrease of $69,931, a decrease of $26,573, and an increase of $123,388 in net profit for fiscal 2007, 2008, and 2009 respectively. The cumulative effect of this change, amounted to $16,259 decrease in net profit, has been recorded in the year ended June 30, 2009.

Based on the above analysis, the Company concluded that the change did not result in a material cumulative difference or a material difference in any one reporting period.

Goodwill and Impairment Test, page F-21

6.
We note that there was an impairment loss of $99,439 in the year ended June 30, 2008. However, we do not see where you provided the disclosures required by FASB ASC 350-30-50-3 (previously paragraph 47 of SFAS 142) which lays out the information to be presented in financial statements that include periods in which impairment loss is recognized. Please revise your future filings to include all required disclosure relating to the impairment loss as well as any others your recognized in those periods.

[Hollysys response]:

The Company will include all required disclosure relating to the impairment loss related to goodwill and other intangible assets in future filings.

Very truly yours,
/s/ Peter Li
Peter Li
Chief Financial Officer